COLUMBIA FUNDS SERIES TRUST

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

July 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Laura Hatch

Re:	Columbia Funds Series Trust (the “Registrant”)

Registration Nos. 333-89661; 811-09645

Dear Ms. Hatch:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on July 12, 2010 in connection with the post-effective amendments to the Registrant’s registration statement on Form N-1A, filed with the SEC on May 28, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s various series (each a “Fund” and, collectively, the “Funds”). Summaries of the Staff’s comments are set forth below, and each is followed by our response.

PROSPECTUS

Fees and Expenses of the Fund

1.	Comment. In the prospectus summary section captioned “Fees and Expenses of the Fund,” as applicable, please add the specific page number of the referenced “Purchase, Redemption and Pricing of Shares” section of each Fund’s Statement of Additional Information (SAI).

Response. In order to disclose the correct page number reference to a Fund’s SAI, which is not finalized until after the Fund’s prospectus(es) have been printed, the Registrant will provide the relevant information referenced in the “Purchase, Redemption and Pricing of Shares” section of the Fund’s SAI in an Appendix C to the SAI that will include a section entitled “Sales Charge Waivers.” Accordingly, the Registrant will revise the last sentence of the paragraph under “Fees and Expenses of the Fund” to reference the relevant information on page C-1 of Appendix C of the Fund’s SAI in the 485(b) filing.

Purchase and Sale of Fund Shares

2.	Comment. In the prospectus summary section captioned “Purchase and Sale of Fund Shares,” please further summarize the disclosure in the second and last sentences.

Response. The requested change will be made in the 485(b) filing. The Registrant will combine the two sentences by revising the second sentence in the prospectus summary section captioned “Purchase and Sale of Fund Shares” to read as follows: “You may purchase shares and receive redemption proceeds by electronic funds transfer, by check or by wire.” The last sentence will be deleted.

Corporate Bond Portfolio and Mortgage- and Asset-Backed Portfolio

3.	Comment. In the prospectus summary section captioned “Fees and Expenses of the Portfolio,” please further summarize the second introductory paragraph.

Response. The Registrant will revise the second introductory paragraph in the 485(b) filing as follows: “This fee table reflects the fact that no fees or expenses are charged to the Portfolio. Participants in the wrap fee program who are eligible to invest in the Portfolio, however, pay program level fees. The Portfolio may incur significant transaction costs that are in addition to the program level fees.”

4.	Comment. In the prospectus summary section captioned “Purchase and Sale of Portfolio Shares,” please discuss how to redeem shares.

Response. The Registrant will add the following sentence as a second sentence in the prospectus summary section captioned “Purchase and Sale of Portfolio Shares” in the 485(b) filing: “Portfolio shares are sold in accordance with the terms of the account through which you invested in the Portfolio and redeemed in accordance with the terms of the Portfolio’s prospectus.”

5.	Comment. For the Mortgage- and Asset-Backed Portfolio, please delete the last sentence of the paragraph under the caption entitled “Average Annual Total Return as of December 31, 2009” that reads: “As of April 1, 2007, the U.S. MBS Index includes both fixed-rate agency passthroughs and agency hybrid ARM securities.”

Response. The requested change will be made in the 485(b) filing.

Columbia State Intermediate Municipal Bond Funds

6.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for each Columbia State Intermediate Municipal Bond Fund, add a reference to “junk bonds” in the description of securities with credit ratings below investment grade.

Response. The requested change will be made in the 485(b) filing.

7.	Comment. In the prospectus summary section captioned “Principal Risks” of each Columbia State Intermediate Municipal Bond Fund, please include state-specific risk disclosure for the respective state.

Response. The Registrant believes that the current disclosure set forth in the “State-Specific Municipal Securities Risk” sufficiently informs investors of the risks of investing in a State Intermediate Municipal Bond Fund with respect to state-specific risks. In addition, at the end of this risk disclosure an investor is specifically referred to a Fund’s SAI, which is incorporated by reference into the Fund’s prospectus, for greater detail about the risks specific to the municipal securities of the state in which the Fund invests. Accordingly, the requested change will not be made in the 485(b) filing.

8.	Comment. In the prospectus summary section captioned “Average Annual Total Return as of December 31, 2009” for the Columbia California Intermediate Municipal Bond Fund, please further summarize the description of the Fund’s benchmark indices.

Response. The requested change will be made in the 485(b) filing.

Columbia Short Term Bond Fund

9.	Comment. Confirm whether the Columbia Short Term Bond Fund invests in below investment grade securities as part of its principal investment strategies. If so, please add an appropriate risk in the prospectus summary section captioned “Principal Risks.”

Response. The Registrant hereby confirms that the Columbia Short Term Bond Fund does not invest in below investment grade securities as part of its principal investment strategies. Accordingly, the requested change will not be made in the 485(b) filing.

Columbia Short Term Municipal Bond Fund

10.	Comment. In the prospectus summary section captioned “Principal Investment Strategies,” please describe the quality of the securities in which the Columbia Short Term Municipal Bond Fund may invest.

Response. The Registrant will add the following sentence in the prospectus summary section captioned “Principal Investment Strategies” in the 485(b) filing: “The Fund generally invests in securities that, at the time of purchase, are rated investment grade or are unrated but determined by Columbia Management Investment Advisers, LLC, the Fund’s investment adviser (the Adviser), to be of comparable quality.”

Columbia Asset Allocation Fund II

11.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Asset Allocation Fund II, please state the specific types of equity securities in which the Fund may invest.

Response. The requested change will be made in the 485(b) filing.

12.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Asset Allocation Fund II, please state the specific types of debt securities in which the Fund may invest.

Response. The requested change will be made in the 485(b) filing.

13.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Asset Allocation Fund II, please state the maturity range of the debt securities in which the Fund invests.

Response. The requested change will be made in the 485(b) filing.

Columbia Masters International Equity Portfolio

14.	Comment. In the Annual Portfolio Operating Expenses table, please delete footnote (d) and the reference to footnote (d) in the “Acquired fund fees and expenses” line item.

Response. The requested change will be made in the 485(b) filing.

15.	Comment. In the Annual Portfolio Operating Expenses table, include in footnote (f), which references the “Fee waivers and/or reimbursements” line item, disclosure about which party can terminate the waiver and/or reimbursement arrangement, the circumstances under which it can be terminated and the duration of the arrangement.

Response. We have determined that the Fund will not require a “Fee wavier and/or reimbursements” line item in the Annual Portfolio Operating Expenses table. Accordingly, the requested change will not be made in the 485(b) filing.

16.	Comment. In the Example following the Annual Portfolio Operating Expenses table, delete the following sentence: “Since the waivers and/or reimbursements shown in the Annual Portfolio Operating Expenses table above expire on [July 31, 2011], they are only reflected in the 1 year and the first year of the 3, 5 and 10 year examples.”

Response. The requested change will be made in the 485(b) filing.

17.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Masters International Equity Portfolio, please state the specific types of equity securities in which the Fund may invest.

Response. The requested change will be made in the 485(b) filing.

18.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Masters International Equity Portfolio, please confirm whether Columbia Multi-Advisor International Equity Fund, an underlying fund, invests in other mutual funds.

Response. To clarify the underlying fund’s principal investment strategies, in the prospectus summary section captioned “Principal Investment Strategies” for the Columbia Masters International Equity Portfolio, the sentence that summarizes the Columbia Multi-Advisor International Equity Fund’s strategy of investing in other funds will be revised as follows: “It may invest in third-party advised mutual funds, foreign investment funds or trusts, convertible securities, real estate investment trusts and depositary receipts.”

Columbia LifeGoal Portfolios (LifeGoal Growth Portfolio, LifeGoal Balanced Growth Portfolio, LifeGoal Income and Growth Portfolio and LifeGoal Income Portfolio)

19.	Comment. In the Annual Portfolio Operating Expenses table of each Columbia LifeGoal Portfolio (except LifeGoal Income Portfolio), please delete footnote (d) and the reference to footnote (d) in the “Acquired fund fees and expenses” line item.

Response. The requested changes will be made in the 485(b) filing.

20.	Comment. In the Annual Portfolio Operating Expenses table of the Columbia LifeGoal Income Portfolio, please delete footnote (d) and the references to footnote (d) in the “Management fees” and “Fee waivers and/or reimbursements” line items and footnote (e) and the reference to footnote (e) in the “Acquired fund fees and expenses” line item.

Response. The requested change with respect to footnote (e) will be made in the 485(b) filing. We respectfully decline to delete footnote (d) in its entirety, as this footnote contains disclosure about contractual waiver arrangements as required by Instruction 3.(e) of Item 3 of Form N-1A. The Registrant will revise footnote (d) to read as follows: “The Adviser has contractually agreed to waive 0.10% of advisory fees payable to it on the Portfolio’s assets that are invested in individual securities, the Corporate Bond Portfolio and the Mortgage- and Asset-Backed Portfolio until July 31, 2011. Columbia Management Investment Advisers, LLC has also contractually agreed to waive 0.10% of administration fees payable to it on the Portfolio’s assets that are invested in Underlying Funds (excluding the Corporate Bond Portfolio and the Mortgage- and Asset-Backed Portfolio) until July 31, 2011. These fee and expense arrangements may only be modified or amended with approval from all parties to such arrangements.”

21.	Comment. In the prospectus summary section captioned “Principal Investment Strategies” and “Principal Risks,” please ensure that each section identifies only principal investment strategies and principal risks for each of the Columbia LifeGoal Portfolios.

Response. In light of the nature of the Fund, we believe that the investment strategies and risks currently disclosed in each Portfolio’s prospectus summary section captioned “Principal Investment Strategies” and “Principal Risks” are appropriate. In this regard, we note that each Portfolio makes use of asset allocation as its principal investment approach and may change its allocations to the underlying funds or types of instruments in which it invests at any given time. Accordingly, no changes will be made in the 485(b) filing.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filings that are the subject of this letter. Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust